SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of: October 2005

Commission File Number: 1-7274

Bell Canada
(Translation of Registrant’s name into English)

1000, rue de La Gauchetière Ouest
Bureau 3700
Montréal, Québec, Canada H3B 4Y7
(514) 870-8777
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F	X

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-____________ .

Notwithstanding any reference to Bell Canada’s Web site on the World Wide Web in the documents attached hereto, the information contained in Bell Canada’s site or any other site on the World Wide Web referred to in Bell Canada’s site is not a part of this Form 6-K and, therefore, is not filed with the Securities and Exchange Commission.

News Release

For immediate release

Bell Canada Announces Appointment of COO

MONTREAL, October 19, 2005 – Michael Sabia, President and CEO of BCE and CEO of Bell Canada, today announced the appointment of George Cope as President and Chief Operating Officer of Bell Canada.

Mr. Cope, formerly President and Chief Executive Officer of TELUS Mobility, will report to Mr. Sabia. He will be responsible for Bell’s Residential Services which include the wireline, internet and video businesses, as well as the company’s Enterprise, Small and Medium Business and Wholesale units. Mr. Cope will join Bell in January 2006.

“I have long regarded George as one of the leading telecom executives in North America,” said Mr. Sabia. “I am convinced his entrepreneurial style will make a major contribution to the changes under way at Bell Canada. He is a proven executive with an impressive track record that makes him ideally suited to lead our various customer-facing groups. George will focus on driving revenues, delivering new products to the marketplace and enhancing our customer service.”

In addition, Mr. Sabia announced the appointment of Stephen Wetmore as Group President Corporate Performance and National Markets for Bell Canada. In this new broader capacity, Mr. Wetmore will have overall responsibility for improving Bell’s cost structure. Reporting to Mr. Wetmore in his new position will be Bell’s finance group and the supply management and procurement organization. Mr. Wetmore will continue reporting to Mr. Sabia.

“Stephen is the ideal executive to lead our efforts to simplify our internal business processes and intensify our efforts to build a new cost structure for the company. Stephen’s focus will be to ensure the profitability of our growth by matching our cost structure to the competitive realities of the marketplace.” said Mr. Sabia.

“I’m delighted that George has joined Bell,” said Mr. Sabia. “With this appointment, we have further strengthened the executive leadership of the company. Along with Stephen’s new broader role and other recent appointments, these changes bring an ever-sharper focus to the day-to-day execution of our business plans. Going forward, we’re now solidly positioned to build upon those business plans and execute on the broader strategies within our overall organization.”

For biographies, click here for Mr. Wetmore and click here for Mr. Cope.

About Bell Canada
Bell Canada, Canada’s national leader in communications, provides connectivity to residential and business customers through wired and wireless voice and data communications, local and long distance phone services, high speed and wireless Internet access, IP-broadband services, e-business solutions and satellite television services. Bell Canada is wholly owned by BCE Inc. For more information please visit www.bell.ca.

For Further Information:

Pierre Leclerc Media Relations 514-391-2007 or 1-877-391-2007 pierre.leclerc@bell.ca	Thane Fotopoulos Investor Relations (514) 870-4619 thane.fotopoulos@bell.ca

STEPHEN G. WETMORE
GROUP PRESIDENT – CORPORATE PERFORMANCE AND NATIONAL MARKETS, BELL CANADA

Stephen Wetmore is Executive Vice-President of BCE Inc. Mr. Wetmore is also Group President Corporate Performance and National Markets for Bell Canada. In this new broader capacity, Mr. Wetmore will have overall responsibility for improving Bell’s cost structure. Reporting to Mr. Wetmore in his new position will be Bell’s finance group and the supply management and procurement organization. In this role, he is responsible for developing Bell’s national presence, which includes Bell’s Carrier Services and Bell West.

Before joining Bell in March 2002, Mr. Wetmore held several executive positions, including President and CEO of Aliant Inc, one of Canada’s leading high-tech companies, and President and CEO of NewTel Enterprises, from February 1998 until the formation of Aliant in April 1999. Mr. Wetmore also served as president of Air Atlantic and as managing director with Scotia Holdings PLC in London, England.

Mr. Wetmore is a member of the Board of Directors of Aliant, Stratos Global and Canadian Tire Corporation. He is a past Chair of the Atlantic Provinces’ Economic Council; and a Director of CD Howe Institute and Dalhousie Business School.

A graduate of Acadia University, Mr. Wetmore is also very active in the community, especially in the promotion of education.

GEORGE COPE
PRESIDENT AND CHIEF OPERATING OFFICER, BELL CANADA (JANUARY 2006)

George Cope will become President and Chief Operating Officer of Bell Canada in January of 2006. Before joining Bell in October of 2005, Mr. Cope held a number of executive positions including President and Chief Executive Officer of TELUS Mobility, and prior to that, President and CEO of Clearnet.

A past recipient of Canada’s Top 40 Under 40 Award, Mr. Cope holds a Business Administration (Honours) degree from the University of Western Ontario.

Mr. Cope serves on the Board of Directors of NII Holdings, Inc. (formerly known as Nextel International), OnX Inc., the Canadian Wireless Telecommunications Association, the Toronto General & Western Foundation, the Advisory Board of Richard Ivey School of Business at the University of Western Ontario and the Board of Governors of Crescent School.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bell Canada
(signed) Patricia A. Olah
Patricia A. Olah Corporate Secretary
Date: October 19, 2005